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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended August 31, 1999
OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission file number 018859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.	Name of issuer of the sucurities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.
101 Park Avenue
Oklahoma City, Oklahoma 73102

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements
and Supplemental Schedules

Years ended August 31, 1999 and 1998

Contents

Report of Independent Auditors
Audited Financial Statements
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedules
Line 27(a)—Schedule of Assets Held for Investment Purposes
Line 27(d)—Schedule of Reportable Transactions

Report of Independent Auditors

     The Plan Administrator
Sonic Corp. Savings and Profit Sharing Plan

    We have audited the accompanying statements of net assets available for benefits of Sonic Corp. Savings and Profit Sharing Plan as of August 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at August 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of August 31, 1999, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                      ERNST & YOUNG LLP

Oklahoma City, Oklahoma
December 18, 1999

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	August 31,
	1999	1998
Assets
Investments	$5,746,527	$4,068,444
Receivables:
Contributions:
Participants	19,178	16,809
Employer	207,798	123,127
Accrued interest	1,917	1,530

Total receivables	228,893	141,466
Cash	23,908	12,519

Net assets available for benefits	$5,999,328	$4,222,429

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended August 31,
	1999	1998
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$988,002	$(273,747)
Interest and dividends	296,076	41,412

Net investment income (loss)	1,284,078	(232,335)
Contributions:
Participants	521,949	421,060
Employer (including profit sharing contributions of $200,000 in 1999 and $100,000 in 1998)	397,114	300,083

Total additions	2,203,141	488,808
Deductions from net assets attributed to benefits paid to participants	426,242	337,901

Net increase	1,776,899	150,907
Net assets available for benefits:
Beginning of year	4,222,429	4,071,522

End of year	$5,999,328	$4,222,429

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

August 31, 1999 and 1998

1. Description of Plan

    The following description of the Sonic Corp. (the "Company") Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

    The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

    Each year, participants may contribute up to 11% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers seven mutual funds and the Company's common stock as investment options for participants. The Company voluntarily matched three percent of participants' compensation in 1999 and 1998. Additional profit sharing amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.

Participant Accounts

    Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce plan expenses, then future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

    Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Participant Loans

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator (rates range from 8.75% to 9.5% at August 31, 1999).

Payment of Benefits

    On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or upon death, disability or retirement, may elect to receive annual installments over a period of not more than a participant's assumed life expectancy.

Forfeited Accounts

    During the years ended August 31, 1999 and 1998, forfeited nonvested accounts amounted to $27,299 and $28,136, respectively.

Administration

    The Plan is administered by the Company. Administrative expenses incurred by the Plan are paid by the Company. During the years ended August 31, 1999 and 1998, administrative expenses paid by the Company amounted to $36,461 and $23,259, respectively.

2. Summary of Accounting Policies

Reclassification

    The accompanying 1998 financial statements have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

    The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company's common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Related Party Transactions

    Certain Plan investments are shares of a mutual fund managed by BancOklahoma Trust Company, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

    The Plan's investments are held by BancOklahoma Trust Company. The following presents investments that represent 5% or more of the Plan's net assets:

	August 31,
	1999	1998
American Performance Cash Management Fund	$299,791	$219,163
AIM Constellation Fund	934,565	668,679
AIM Value Fund	821,750	551,042
American AAdvantage Balanced Fund	844,990	747,172
Federated Max Cap Fund	904,014	579,962
Neuberger & Berman Guardian Trust Fund	1,084,446	774,402
Sonic Corp. common stock	459,283	228,662
Other	397,688	299,362

	$5,746,527	$4,068,444

    During the years ended August 31, 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $988,002 and $(273,747), respectively, as follows:

	1999	1998
Mutual funds	$771,863	$(278,648)
Sonic Corp. common stock	216,139	4,901

	$988,002	$(273,747)

4. Plan Termination

    Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of termination of the Plan, all participants would become fully vested and the net assets of the Plan are to be distributed by the plan administrator.

5. Income Tax Status

    The Plan has received a determination letter from the Internal Revenue Service dated October 19, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Year 2000 (Unaudited)

    The Plan Sponsor determined that it was necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor took a two phase approach. The first phase addressed internal systems that must be modified or replaced to function properly. Both internal and external resources were utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor has completed this phase of the project. Costs associated with modifying software and equipment were not significant and were paid by the Plan Sponsor.

    For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by the end of 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

Supplemental Schedules

Sonic Corp. Savings and Profit Sharing Plan

Line 27(a)—Schedule of Assets Held for Investment Purposes

EIN: 73-1371046 PN: 001

August 31, 1999

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
*American Performance Cash Management Fund	299,791 shares	$299,791	$299,791
*American Performance Intermediate Bond Fund	15,856 shares	161,230	159,041
AIM Constellation Fund	29,196 shares	767,861	934,565
AIM Value Fund	18,583 shares	603,774	821,750
American AAdvantage Balanced Fund	64,405 shares	904,238	844,990
Federated Max Cap Fund	33,260 shares	626,286	904,014
Neuberger & Berman Guardian Trust Fund	66,286 shares	1,056,657	1,084,446

		4,419,837	5,048,597
*Sonic Corp.	14,997 shares of common stock	257,837	459,283
*Participant notes receivable	8.75% to 9.5%	—	238,647

		$4,677,674	$5,746,527

*
Party-in-interest.

Sonic Corp. Savings and Profit Sharing Plan

Line 27(d)—Schedule of Reportable Transactions
EIN: 73-1371046 PN: 001

Year ended August 31, 1999

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (iii)—series of transactions in excess of 5% of plan assets:
*American Performance	Cash Management Fund:
	Purchases	$354,118			$354,118
	Sales		$273,490	$273,490	$273,490	$—
AIM	Constellation Fund:
	Purchases	$191,970			$191,970
	Sales		$188,768	$163,039	$188,768	$25,729
AIM	Value Fund:
	Purchases	$171,529			$171,529
	Sales		$163,089	$96,816	$163,089	$66,273
American AAdvantage	Balanced Fund:
	Purchases	$179,441			$179,441
	Sales		$137,038	$72,691	$137,038	$64,347
Federated	Max Cap Fund:
	Purchases	$188,539			$188,539
	Sales		$86,598	$58,368	$86,598	$28,230
Neuberger & Berman Management	Guardian Trust Fund:
	Purchases	$269,729			$269,729
	Sales		$154,110	$69,900	$154,110	$84,210

Columns (e) and (f) are not applicable.
*Party-in-interest.
There were no category (i), (ii) or (iv) reportable transactions during the year ended August 31, 1999.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan
	By:	/s/ RONALD L. MATLOCK
Ronald L. Matlock, Senior Vice President, General Counsel and Secretary
Date: February 25, 2000

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Contents
Report of Independent Auditors
Supplemental Schedules
SIGNATURES